UNIVEST FINANCIAL CORPORATION

14 North Main Street

Souderton, Pennsylvania 18964

January 6, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Univest Financial Corporation

Registration Statement on Form S-4 (Registration No. 333-292296)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Univest Financial Corporation, a Pennsylvania corporation (the “Company”), hereby requests that the Company’s above-referenced Registration Statement on Form S-4 be declared effective at 4:00 p.m., Eastern Time, on January 8, 2026, or as soon thereafter as is practicable.

Very truly yours,

/s/ Brian J. Richardson
Brian J. Richardson
Senior Executive Vice President and Chief Financial Officer
(Duly Authorized Representative)